SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G



             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         Kenneth Cole Productions, Inc.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)



                                    193294105
                                 (CUSIP Number)


                                  July 20, 1999
               ---------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
         Schedule  is  filed:  |_|  Rule  13d-1(b)  |X| Rule  13d-1(c)  |_| Rule
         13d-1(d)

                                Page 1 of 6 Pages

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                                  SCHEDULE 13G

CUSIP No. 193294105                                            Page 2 of 6 Pages
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1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Liz Claiborne, Inc.
            132842791

--------------------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|

                                                                       (b)   |_|
--------------------------------------------------------------------------------

3)       SEC USE ONLY

--------------------------------------------------------------------------------

4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

         NUMBER                5)     SOLE VOTING POWER
         OF                           1,000,000
         SHARES                -------------------------------------------------
         BENEFICIALLY          6)     SHARED VOTING POWER
         OWNED BY                     None
         EACH                  -------------------------------------------------
         REPORTING             7)     SOLE DISPOSITIVE POWER
         PERSON                       1,000,000
         WITH                  -------------------------------------------------
                               8)     SHARED DISPOSITIVE POWER
                                      None
--------------------------------------------------------------------------------

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,000,000
--------------------------------------------------------------------------------

10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             |_|
--------------------------------------------------------------------------------

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         12%

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CUSIP No. 193294105                                           Page 3 of 6 Pages
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12)      TYPE OF REPORTING PERSON
         CO

Item 1(a).   Name of Issuer:

Kenneth Cole Productions, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

152 West 57th Street
New York, New York  10019

Item 2(a).   Name of Person Filing:

Liz Claiborne, Inc./1/

Item 2(b).   Address of Principal Business Office or, if None, Residence:

1441 Broadway
New York, New York  10018

Item 2(c).   Citizenship:

Delaware

Item 2(d).   Title of Class of Securities:

Class A Common Stock

Item 2(e).   CUSIP Number:

193294105

Item         3. If this  statement is filed pursuant to  ss.ss.240.13D-1(B),  or
                240.13D-2(B) or (C), check whether the person filing is a:

             (a) |_| Broker or Dealer Registered Under Section 15 of the Act (15
                     U.S.C. 78o)

             (b) |_| Bank as defined  in  section  3(a)(6) of the Act (15 U.S.C.
                     78c)

             (c) |_| Insurance Company as defined in section 3(a)(19) of the Act
                     (15 U.S.C. 78c)

---------------------------
/1/  Liz  Claiborne,  Inc.  anticipates  that it will hold the shares of Kenneth
     Cole   Productions,   Inc.   through  its  wholly-owned   subsidiary,   LCI
     Investments, Inc.

CUSIP No. 193294105                                            Page 4 of 6 Pages
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             (d) |_| Investment  Company  registered  under  section  8  of  the
                     Investment  Company  Act of 1940 (15 U.S.C.  80a-8)

             (e) |_| Investment       Adviser      in      accordance       with
                     ss.240.13d-1(b)(1)(ii)(E)

             (f) |_| Employee  benefit plan or endowment  fund in accordance
                     with ss.240.13d-1(b)(1)(ii)(F)

             (g) |_| Parent Holding  Company or control person in accordance
                     with ss.240.13d-1(b)(ii)(G)

             (h) |_| Savings  Association  as defined in ss.3(b) of the  Federal
                     Deposit Insurance Act (12 U.S.C. 1813)

             (i) |_| Church  plan that is  excluded  from the  definition  of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

             (j) |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.      Ownership.

             (a)  Amount beneficially owned:  1,000,000*

             (b)  Percent of class:  12%

             (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote: 1,000,000*

                     (ii)  Shared power to vote or to direct the vote:  None

                     (iii) Sole power to  dispose  or to direct the  disposition of: 1,000,000*

                     (iv) Shared power to dispose or to direct the disposition of: None

* Liz Claiborne, Inc. ("LCI") and Kenneth Cole Productions, Inc. ("KCI") have entered into a Common Stock Purchase Agreement, dated as of July 20, 1999, whereby LCI has agreed on the terms and conditions set forth therein to purchase such shares of Class A Common Stock from KCP. The closing of the transaction is subject to the fulfillment of the closing conditions as set forth in the Purchase Agreement.

Item 5.      Ownership of Five Percent or Less of a Class.

Not applicable.

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CUSIP No. 193294105                                            Page 5 of 6 Pages
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Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.      Identification and Classification of Members of the Group.

Not applicable.

Item 9.      Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

CUSIP No. 193294105                                            Page 6 of 6 Pages
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                                    SIGNATURE


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                            July 30, 1999


                                            LIZ CLAIBORNE, INC.


                                            By: /s/ Nicholas J. Rubino
                                               -----------------------------
                                               /s/ Nicholas J. Rubino
                                               Title: Vice President,
                                                      Deputy General Counsel